February 5, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Jan Woo, Legal Branch Chief

Re:
Jacada Ltd.
 Request to Withdraw Post-Effective Amendments on Form S-8
Filed with the Securities and Exchange Commission on January 30, 2019
 SEC File No.’s 333-34420, 333-73650, 333-111303 and 333-200307

Dear Ms. Woo:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Jacada Ltd., an Israeli company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Post-Effective Amendment No. 1 to the Company’s Registration Statements on Form S‑8 (Commission File No.’s 333-34420, 333-73650, 333-111303 and 333-200307), filed by the Company with the Commission on January 30, 2019 (the “Post-Effective Amendments”).

Due to an inadvertent tagging error by the Company’s filing agent, the Post-Effective Amendments were mistakenly tagged as “POS-AM” filings rather than as “S-8 POS.” Upon receipt of consent from the Commission to the withdrawal of the Post-Effective Amendments, the Company will immediately re-file the Post-Effective Amendments under the correct, “S-8 POS” tags. The Post-Effective Amendments have not been declared effective by the Commission, and the Company confirms that no securities have been or will be distributed, issued or sold under the registration statements covered by the Post-Effective Amendments since the Post-Effective Amendments were filed with the Commission.  Therefore, withdrawal of the Post-Effective Amendments is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact our outside counsel, Jonathan M. Nathan of Meitar Liquornik Geva Leshem Tal, at +972-3-610-3100.

JACADA LTD.

By: /s/ Caroline Cronin
Name: Caroline Cronin
Title: Chief Financial Officer